AUSTRAL PACIFIC ENERGY LTD.
(Formerly Indo-Pacific Energy Ltd.)

CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars)

DECEMBER 31, 2004

Auditor’s Report

To the Shareholders of Austral Pacific Energy Ltd.

We have audited the accompanying consolidated balance sheet of Austral Pacific Energy Ltd. as of December 31, 2004 and the consolidated statements of operations and deficit, changes in stockholders’ equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our audit opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Austral Pacific Energy Ltd. as of December 31, 2004 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The consolidated balance sheet as at December 31, 2003 and the consolidated statement of operations and deficit, changes in stockholders’ equity and cash flows for the years ended December 31, 2003 and 2002, were reported upon by other auditors. The report covering the year ended December 31, 2003 contained no reservations and was dated March 5, 2004. The report covering the year ended December 31, 2002 contained no reservations and was dated April 16, 2003.

Comments by the Auditors for New Zealand Readers of the financial statements

Canadian generally accepted accounting principles vary in certain respects from accounting principles generally accepted in New Zealand. Information relating to the nature and effect of such differences is presented in note 18 to the consolidated financial statements.

New Zealand reporting standards require management to prepare parent company statements of financial position, financial performance and cash flows. These are provided as part of note 18 of the consolidated financial statements. In our opinion, these financial statements present fairly, in all material respects, the financial position of the parent company as of December 31, 2004 and the results of its operations and its cash flows for the year then ended, in accordance with Canadian generally accepted accounting principles. The parent company statements of financial position, financial performance, and cash flows for the year ended December 31, 2003 are unaudited.

KPMG

Wellington, New Zealand

March 31, 2005

AUSTRAL PACIFIC ENERGY LTD. (formerly Indo-Pacific Energy Ltd.)
Consolidated Balance Sheets (Expressed in United States Dollars)
December 31	2004	2003
	$	$

Assets

Current
Cash and cash equivalents (Note 3)	11,187,924	2,234,287
Accounts receivable (Note 6)	480,499	872,532
Inventory	98,518	-
Prepaid expenses and deposits	467,097	273,994
	12,234,038	3,380,813

Deferred offering costs (Note 9(a))	-	408,083
Property and equipment (Note 4)	5,649,110	8,336,771

Total Assets	17,883,148	12,125,667

Liabilities

Current
Accounts payable	22,969	26,781
Accrued liabilities	378,631	172,105
Prepaid gas revenue (Note 13)	-	1,258,033
	401,600	1,456,919

Prepaid gas revenue (Note 13)	1,324,785	-
Asset retirement obligations (Note 5)	156,575	155,927
Special class shares of subsidiary (Note 11)	-	943,525

Total Liabilities	1,882,960	2,556,371

Stockholders’ Equity

Common stock without par value (Note 9);
unlimited number of shares authorized;
Issued and outstanding 17,720,045 shares	32,683,328	20,478,365
Contributed surplus	361,854	417,392
Accumulated deficit	(17,044,994)	(11,326,461)

Total Stockholders’ Equity	16,000,188	9,569,296

Total Liabilities and Stockholders’ Equity	17,883,148	12,125,667

Commitments and Contingencies (Note 8)
Related Party Transactions (Note 7)
Subsequent Events (Note 15)

Approved by the Directors:

'David Bennett'	'David Newman'
Director	Director

See accompanying notes to the consolidated financial statements

AUSTRAL PACIFIC ENERGY LTD. (formerly Indo-Pacific Energy Ltd.)
Consolidated Statements of Operations and Deficit (Expressed in United States Dollars)
For the years ended December 31	2004	2003	2002
	$	$	$

Production Income:
Oil and gas sales	212,458	172,715	1,845,925
Production costs	(67,543)	(61,132)	(772,805)
Royalties	(15,040)	(33,543)	(184,207)

Net production income	129,875	78,040	888,913

Expenses
General and administrative expense	(1,868,690)	(1,932,716)	(1,409,929)
Depletion (Note 4)	(85,550)	(25,930)	(106,491)
Litigation costs and settlement (Note 8(d))	-	(2,250,463)	-
Foreign exchange gain	197,858	673,909	151,049
Amortization (Note 4)	(32,402)	(18,160)	(53,007)
Interest expense	(28,698)	-	-
Write-off of oil and gas properties (Note 4)	(5,287,611)	(908,433)	(2,783,734)
Gain on licence sales (Note 8(d))	-	3,896,306	53,457

Total Expenses	(7,105,093)	(565,487)	(4,148,655)

Net loss for the year before other income	(6,975,218)	(487,447)	(3,259,742)

Other Income
Interest income	326,012	57,624	29,518
Joint venture recoveries	930,673	477,439	403,454

Net (loss)/income for the year	(5,718,533)	47,616	(2,826,770)

Deficit, beginning of year	(11,326,461)	(11,374,077)	(8,547,307)

Deficit, end of year	(17,044,994)	(11,326,461)	(11,374,077)

Basic earnings/(loss) per share (Note 10)	(0.42)	0.01	(0.41)

Diluted earnings/(loss) per share	(0.42)	0.01	(0.41)
(Note 10)

See accompanying notes to the consolidated financial statements

AUSTRAL PACIFIC ENERGY LTD. (formerly Indo-Pacific Energy Ltd.)
Consolidated Statements of Changes in Stockholders’ Equity (Expressed in United States Dollars)
					Total
	Common Stock		Contributed	Accumulated	Stockholders’
	Shares	Amount $	Surplus	Deficit	Equity

Balance at January 1, 2002	6,489,324	19,478,365	-	(8,547,307)	10,931,058

Issuance of common shares for cash (Note 9(a))	1,250,000	1,000,000	-	-	1,000,000
Stock option compensation (Note 9(c))	-	-	274,080	-	274,080
Net loss for the year	-	-	-	(2,826,770)	(2,826,770)

Balance at December 31, 2002	7,739,324	20,478,365	274,080	(11,374,077)	9,378,368

Stock option compensation (Note 9(c))	-	-	143,312	-	143,312
Net income for the year	-	-	-	47,616	47,616

Balance at December 31, 2003	7,739,324	20,478,365	417,392	(11,326,461)	9,569,296

Issuance of common shares for cash (Note 9(a))	4,000,000	5,217,992	-	-	5,217,992
Less deferred offering costs (Note 9(a))		(408,083)	-	-	(408,083)
Issuance of common shares in exchange for	1,111,123	943,525	-	-	943,525
special class shares of subsidiary (Note 9(a))
Exercise of share purchase warrants for cash (Note	4,235,052	5,719,941	-	-	5,719,941
9(a))
Exercise of share purchase options (Note 9(a))	180,000	231,588	(44,088)	-	187,500
Convertible notes converted to shares (Note 9(a))	454,546	500,000	-	-	500,000
Stock option compensation (Note 9(c))	-	-	(11,450)	-	(11,450)
Net loss for the year	-	-	-	(5,718,533)	(5,718,533)

Balance at December 31, 2004	17,720,045	32,683,328	361,854	(17,044,994)	16,000,188

See accompanying notes to the consolidated financial statements

AUSTRAL PACIFIC ENERGY LTD. (formerly Indo-Pacific Energy Ltd.)
Consolidated Statements of Cash Flows (Expressed in United States Dollars)
For the years ended December 31	2004	2003	2002
	$	$	$

Operating Activities
Net (loss)/income for the year	(5,718,533)	47,616	(2,826,770)
Adjustments to reconcile net income/(loss) to
cash applied to operating activities:
Depletion	85,550	25,930	106,491
Write-off of oil and gas properties	5,287,611	908,433	2,783,734
Amortization	32,402	18,160	53,007
Stock option compensation	(11,450)	143,312	274,080
Gain on licence sales	-	(3,896,306)	(53,457)
Net unrealized foreign exchange loss/(gain)	191,378	(653,072)	113,077

(Increase)/decrease in assets
Accounts receivable	301,679	(350,998)	(554,071)
Prepaid expenses and deposits	(193,103)	(123,882)	(48,588)
Inventory	(98,518)	5,423	(5,423)
Increase/(decrease) in liabilities
Accounts payable	(3,812)	(185,110)	(504,687)
Accrued liabilities	206,526	419	(71,856)
Prepaid gas revenue	(145,443)	1,258,033	-
Asset retirement obligation	648	155,927	-

	(65,065)	(2,646,115)	(734,463)
Financing Activities
Share issues	11,125,433	-	1,000,000
Issuance of convertible notes	500,000	-	-
Issuance of special class shares	-	943,525	-
Deferred offering costs	-	(408,083)	-

	11,625,433	535,442	1,000,000
Investing Activities
Due from related parties	-	52,065	(23,670)
Proceeds from sale of licences	-	5,000,000	198,299
Purchase of property and equipment	(162,894)	(20,028)	(11,259)
Oil and gas properties	(2,395,754)	(2,147,426)	(2,313,445)
Change in non-cash working capital	90,354	188,361	159,484
	(2,468,294)	3,072,972	(1,990,591)

Net increase/(decrease) in cash during the year	9,092,074	962,299	(1,725,054)
Effect of exchange rate fluctuations on cash and	(138,437)	(20,839)	(264,126)
short-term deposits
Cash and cash equivalents, beginning of year	2,234,287	1,292,827	3,282,007
Cash and cash equivalents, end of year	11,187,924	2,234,287	1,292,827

Supplemental Cash Flow Information
Interest paid	28,698	-	-

See accompanying notes to the consolidated financial statements

AUSTRAL PACIFIC ENERGY LTD. (formerly Indo-Pacific Energy Ltd.)
Notes to the Consolidated Financial Statements (Expressed in United States Dollars)

December 31, 2004, 2003 and 2002

NOTE 1 - NATURE OF OPERATIONS

The Company is incorporated in the Yukon Territory under the Business Corporations Act (Yukon). On December 31, 2003 the Company changed its name from Indo-Pacific Energy Ltd. to Austral Pacific Energy Ltd.

The accompanying financial statements have been prepared on a going concern basis which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business.

The Company is primarily engaged in the acquisition, exploration and development of oil and gas properties in New Zealand, Papua New Guinea and Australia. The Company has no proven reserves and has yet to determine whether its properties contain oil and gas reserves that are economically recoverable. The recoverability of the amounts capitalized for oil and gas properties is dependent upon the completion of exploration work, the discovery of oil and gas reserves in commercial quantities and the subsequent development of such reserves.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)	Accounting Principles and Use of Estimates

These financial statements are prepared in accordance with Canadian generally accepted accounting principles, which requires management to make informed judgments and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets, commitments and contingent liabilities at the date of the financial statements and the reported amounts of the revenues and expenses for the years presented. Specifically, estimates were utilized in calculating depletion, asset retirement obligations, stock based compensation, amortization and impairment write-downs. Actual results could differ from these estimates and the differences could be material.

Material differences between Canadian and New Zealand generally accepted accounting principles which affect the Company are referred to in Notes 18.

b)	Basis of Consolidation

These consolidated financial statements include the accounts of Austral Pacific Energy Ltd. and its wholly-owned subsidiaries: Indo-Pacific Energy Australia Pty Limited, Odyssey International Pty Limited, Indo-Pacific Energy (PNG) Limited (amalgamated with Trans-Orient Petroleum (PNG) Limited during 2004), Source Rock Holdings Limited, Austral Pacific Energy (NZ) Limited (formerly Indo-Pacific Energy (NZ) Limited), Rata Energy Limited, Millennium Oil & Gas Limited, Ngatoro Energy Limited (liquidated October 2004), Totara Energy Limited, Kanuka Energy Limited (registered November 25, 2004), Trans- Orient Petroleum (Aust) Pty Limited, ZOCA 96-16 Pty Limited and Trans-Orient Petroleum (PNG) Limited. All significant inter-company balances and transactions have been eliminated upon consolidation.

c)	Joint Operations

Substantially all of the Company's upstream exploration and development activities are conducted jointly with third parties and accordingly these financial statements reflect only the Company's proportionate share of assets, liabilities, revenues, expenses and cash flows from these activities.

d)	Translation of Foreign Currencies

The Company’s functional currency is the United States dollar.

Results of foreign operations, all of which are considered financially and operationally integrated, are translated to United States dollars using the average exchange rate for revenue and expenses, except depletion and amortization, which are translated at the rate of exchange applicable to the related assets.

AUSTRAL PACIFIC ENERGY LTD. (formerly Indo-Pacific Energy Ltd.)
Notes to the Consolidated Financial Statements (Expressed in United States Dollars)

December 31, 2004, 2003 and 2002

Monetary assets and liabilities are translated into United States dollars at the rates prevailing on the balance sheet date. Non-monetary assets and liabilities are translated into United States dollars at the rates prevailing on the transaction dates. Exchange gains and losses are recorded as income or expense in the year in which they occur.

e)	Financial Instruments

Cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are carried at cost which approximates fair value due to the short-term maturity of these instruments. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

f)	Cash and Cash Equivalents

Cash and cash equivalents include government treasury bills and bankers' acceptances with original maturities of three months or less, together with accrued interest.

g)	Plant and Equipment

Plant and equipment consists of furniture and office equipment and the Company’s share of joint venture assets. The furniture and office equipment are recorded at cost and amortized over their estimated useful lives on a declining-balance basis at annual rates of 10% to 33 1/3%. The Company’s share of the joint venture assets is recorded at cost and will be amortized over the asset’s useful production life.

h)	Oil and Gas Properties

The Company follows the full cost method of accounting for oil and gas operations whereby all costs associated with the acquisition, exploration and development of oil and gas reserves are capitalized in cost centers on a country-by-country basis. Such costs include property acquisition costs, geological and geophysical studies, carrying charges on non-producing properties, costs of drilling both productive and non-productive wells, and overhead expenses directly related to these activities.

Sales or dispositions of oil and gas properties are credited to the respective cost centers and a gain or loss is recognized when all properties in a cost center have been disposed of, unless such sale or disposition significantly alters the relationship between capitalized costs and proved reserves of oil and gas attributable to the cost center.

Depletion is calculated for producing properties by using the unit-of-production method based on proved reserves, before royalties, as determined by independent consultants. Costs of abandoned oil and gas properties are accounted for as adjustments of capitalized costs and written off to expense. For purposes of this calculation, reserves and production are converted to equivalent units of petroleum based on relative energy content of six thousand cubic feet of natural gas to one barrel of petroleum.

Costs of acquiring and evaluating significant unproved petroleum and natural gas interests are excluded from costs subject to depletion and depreciation until it is determined that proved reserves are attributable to such interest or until impairment occurs.

The Company conducts a cost recovery ceiling test to ensure capitalized costs less accumulated depletion and depreciation, future income taxes and accumulated future abandonment and site restoration provision do not exceed the estimated future net revenues plus the cost of unproved interests, net of impairments. The future net revenues are calculated based on proved reserves, using year-end prices and costs. Estimated future capital costs, recurring general and administrative costs, future financing costs, future abandonment and site restoration costs and income taxes are deducted in determining future net revenues. Any amount carried on the balance sheet in excess of the ceiling test limit is charged to current operations.

AUSTRAL PACIFIC ENERGY LTD. (formerly Indo-Pacific Energy Ltd.)
Notes to the Consolidated Financial Statements (Expressed in United States Dollars)

December 31, 2004, 2003 and 2002

i)	Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method current income taxes are recognized for the estimated income taxes payable for the current year. Future income taxes are recognized for temporary differences between the tax and accounting bases of assets and liabilities and for the benefit of losses available to be carried forward for tax purposes that are likely to be realized. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that included the date of enactment or substantive enactment.

j)	Inventory

Inventories of crude oil and the Company’s share of joint venture inventory are valued at the lower of cost and net realizable value.

k)	Oil and Gas Revenue Recognition

Sales of oil and gas are recognized in the period in which the product is delivered to the customer. Proceeds received under gas prepayment agreements are recorded as a liability. The liability is reduced by gas sold and delivered under gas purchase arrangements.

l)	Per Share Amounts

Basic per share amounts are calculated by dividing the net income or loss by the weighted average shares outstanding during the reporting period. Diluted per share amounts are calculated similar to basic per share amounts except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of stock options, if dilutive. The number of outstanding shares would be calculated by assuming that the outstanding stock options were exercised and that the proceeds from such exercises were used to acquire common shares at the average market price during the reporting period.

m)	Stock Based Compensation

The Company has recognized stock based compensation expense based on the following:

All stock option based awards granted on or after January 1, 2002 are measured and recognized in these consolidated financial statements using a fair value based method. Fair value is calculated using the Black-Scholes option-pricing model and the compensation cost is amortized over the vesting period.

The Company measures compensation expense for the options where there has been a substantive change or modification to such options on each balance sheet date.

Consideration received upon the exercise of stock options together with the amount of non-cash compensation expense recognized in contributed surplus is recorded as share capital.

n)	Asset Retirement Obligations

The Company recognizes the estimated fair value of legal obligations associated with the retirement of petroleum and natural gas properties in the period in which they are incurred. The obligation is recorded as a liability with a corresponding increase in the carrying amount of the petroleum and natural gas properties. The incremental capitalized amount will be depleted on a unit-of-production basis over the life of the proved reserves. The obligation is increased each period, or accretes, due to the passage of time and is recorded in the statement of operations. Revisions to the estimated fair value would result in

AUSTRAL PACIFIC ENERGY LTD. (formerly Indo-Pacific Energy Ltd.)
Notes to the Consolidated Financial Statements (Expressed in United States Dollars)

December 31, 2004, 2003 and 2002

an adjustment to the obligation and carrying amount of the petroleum and natural gas properties.

o)	Comparative Figures

Certain comparative figures have been reclassified to conform to the current year’s presentation.

p)	Changes in Accounting Policy

There have been no changes in accounting policies applied during the year ended December 31, 2004.

NOTE 3 – CASH AND CASH EQUIVALENTS

The Company considers deposits in banks, funds held in trust accounts and certificates of deposit with maturities of three months or less as cash or cash equivalents. The components of cash and cash equivalents are as follows:

Cash on Deposit	December 31, 2004	December 31, 2003
	$	$
New Zealand Dollars	6,250,596	1,370,609
U.S. Dollars	4,868,001	803,738
Canada Dollars	30,202	36,589
PNG Kina	37,084	11,082
Australian Dollars	2,041	12,269
	11,187,924	2,234,287

NOTE 4 - PROPERTY AND EQUIPMENT

2004	Net Book	Additions	Depreciation/ Depletion	Net Book
	Value at	(Recoveries)	and Write Downs	Value at
	December 31, 2003	During the Year	During the Year	December 31, 2004
Furniture and office equipment	30,323	62,581	(32,402)	60,502
Share of joint venture assets	-	100,313	-	100,313
	30,323	162,894	(32,402)	160,815
Proved:
New Zealand[2]	2,721,572	145,031	(2,866,603)	-
Total Proved	2,721,572	145,031	(2,866,603)	-
Unproved:
New Zealand[3]	2,478,334	2,249,328	(1,402,244)	3,325,418
Australia[1]	978,013	109,642	(1,087,655)	-
Papua New Guinea	2,128,529	51,007	(16,659)	2,162,877
Total unproved	5,584,876	2,409,977	(2,506,558)	5,488,295
Total property and equipment	8,336,771	2,717,902	(5,405,563)	5,649,110

AUSTRAL PACIFIC ENERGY LTD. (formerly Indo-Pacific Energy Ltd.)
Notes to the Consolidated Financial Statements (Expressed in United States Dollars)

December 31, 2004, 2003 and 2002

2003	Net Book	Additions	Depreciation/Depletion	Net Book
	Value at	(Recoveries)	and Write Downs	Value at
	December 31, 2002	During the Year	During the Year	December 31, 2003
Furniture and office equipment	28,455	20,028	(18,160)	30,323
	28,455	20,028	(18,160)	30,323
Proved:
New Zealand	802,170	1,945,332	(25,930)	2,721,572
Total Proved	802,170	1,945,332	(25,930)	2,721,572
Unproved:
New Zealand	3,762,654	(375,887)	(908,433)	2,478,334
Australia	922,735	55,278	-	978,013
Papua New Guinea	2,035,609	92,920	-	2,128,529
Total unproved	6,720,998	(227,689)	(908,433)	5,584,876
Total property and equipment	7,551,623	1,737,671	(952,523)	8,336,771

1.
The Company applied for an extension on certain Australian work programmes that were due to be completed by December 29, 2003. At December 31, 2004 a permit extension had been suspended, and whilst the Company continues to pursue farm out arrangements for future work programme commitments it has written off all capitalized petroleum expenditures in relation to its Australian work programmes.

2.
Kahili-1A, the only producer well on the Kahili gas-condensate field (PMP 38153) in the onshore Taranaki basin, New Zealand, ceased production in November 2004. Although a pressure survey in March 2005 indicated some pressure recovery, it is unlikely that significant commercial flows will ever be re-established from Kahili-1A. In consequence, an independent assessment of Kahili-1A by Sproule International Ltd of Calgary, for the purposes of Form NI 51-101, has written the remaining reserves down to zero. Consequently, the capitalized expenditures associated with Kahili-1A have been totally written off.

3.
The Company participated in four unsuccessful exploration wells in onshore Taranaki, New Zealand during 2004 and early 2005. These were Honeysuckle-1, Miromiro-1, Hihi-1 and Kakariki-1. All these wells have been totally written off.

During the year, the Company capitalized $190,985 (2003: $238,847) of overhead charges relating directly to its exploration and development activities.

NEW ZEALAND

Unless otherwise indicated, petroleum exploration permits granted in New Zealand provide for the exclusive right to explore for petroleum for an initial term of five years, renewable for a further five years over one-half of the original area. Permit holders can apply for extensions or reductions of the committed work programs for the permits under certain circumstances. Any production permits granted will be for a term of up to 40 years from the date of issue. The New Zealand government has reserved a royalty of the greater of 5% of net sales revenue or 20% of accounting profits from the sale of petroleum products, except for any discovery made between June 30, 2004 and December 31, 2009, the royalty will be the greater of 1% of the net sales revenue from any natural gas and 5% of the net sales revenues from any oil or 20% of accounting profits from the sale of petroleum products.

AUSTRALIA

Unless otherwise indicated, exploration permits for Petroleum (offshore Australia) granted in Australia provide for the exclusive right to explore for petroleum for an initial term of six years, renewable for an unlimited number of five-year terms over one-half of the remaining area at each renewal. Permit holders can apply for extensions or reductions of the committed work programs for the permits under certain circumstances. Any production permits granted will be for a term of 21 years from the date of issue, renewable for a further 21 years. In addition to general Australian taxation provisions, most offshore permits, including all of the Company's Australian permits, are subject to Petroleum Resource Rent Taxation at the rate of 40% on a project's net income after deduction of allowable project and exploration expenditures, with project expenditures compounded forward at the Long-Term Bond Rate ("LTBR") plus 1.05% .

AUSTRAL PACIFIC ENERGY LTD. (formerly Indo-Pacific Energy Ltd.)
Notes to the Consolidated Financial Statements (Expressed in United States Dollars)

December 31, 2004, 2003 and 2002

PAPUA NEW GUINEA

Petroleum prospecting licences granted in Papua New Guinea provide for the exclusive right to explore for petroleum for an initial term of six years, renewable for a further five years over one-half of the original area, and the right to enter into a Petroleum Development Agreement upon a discovery. Petroleum retention licences granted in Papua New Guinea provide for the exclusive retention of interest in the permit for an initial term of five years, renewable for a further five years over the original area, while development options are developed. The Petroleum Development Agreement provides the right to produce any oil and gas discovered for a period of up to 25 years and may be extended for a further period of up to 20 years from discovery, subject to a maximum 22.5% participating interest that can be acquired by the Government of Papua New Guinea which includes a 2% participating interest that can be acquired by project landowners and affected local level government. The participants can apply for extensions or reductions of the committed work programs for the licences under certain circumstances (by way of an Application for Variation of the Work Program).

NOTE 5 – ASSET RETIREMENT OBLIGATION

The Company has an obligation to plug and abandon its petroleum and natural gas wells at the end of their useful lives. The current present value of this obligation has been projected using estimates of the future costs and the timing of abandonment. At December 31, 2004 the Company estimated the present value of its asset retirement obligations to be $0.16 million (2003: $0.16 million) based on a future liability of $0.31 million. These costs are expected to be incurred near the end of well production. A credit-adjusted risk-free discount rate of 8.05% was used to calculate the present value.

NOTE 6 – ACCOUNTS RECEIVABLE

	2004	2003
	$	$
Trade receivables	339,351	101,007
Joint venture receivables	141,148	771,525
	480,499	872,532

NOTE 7 – RELATED PARTY TRANSACTIONS

During 2004, the Company incurred $223,373 (2003: $197,165; 2002: $152,177) in remuneration to the President of the Company and $37,553 (2003: $32,741; 2002: $24,245) in rent to a trust in which the President of the Company is a trustee. Also during 2004, $33,718 (2003: $111,634; 2002: $104,179) was paid to the President of the Company’s spouse, in her role as Commercial Manager.

Other directors received a total remuneration of $58,954 during 2004. (2002:$20,986; 2002:$12,001).

During 2004 the Company paid a law firm in which a Director is a partner, $81,771 (2003: $95,980; 2002: $16,490) for legal services.

The Company also paid a company that employs a Director, $18,000 (2003: $9,454; 2002: $Nil) for financial services.

The above-noted transactions were in the normal course of operations and were measured at the exchange amount, which is the consideration established and agreed to by the related parties.

AUSTRAL PACIFIC ENERGY LTD. (formerly Indo-Pacific Energy Ltd.)
Notes to the Consolidated Financial Statements (Expressed in United States Dollars)

December 31, 2004, 2003 and 2002

NOTE 8 - COMMITMENTS AND CONTINGENCIES

a)	Work Commitments

The Company participates in oil and gas exploration and development operations jointly with independent third and related parties and is contractually committed under agreements to complete certain exploration programs. The Company’s management estimates that the total commitments under various agreements for the 2005 fiscal year is $9,631,262.

The Company’s commitments under licence obligations are summarized as follows:

Contractual and Other Obligations	Payments Due by Period (US$)
	Total	Less than 1 year	1-3 years	4-5 years	After 5 Years
Operating leases	10,070	10,070	-	-	-
Joint venture budgeted commitments (1)	2,121,192	2,121,192
Other obligations (2)	7,500,000	7,500,000	-	-	-
Total contractual or other obligations	9,631,262	9,631,262	-	-	-

(1)
The Joint venture budgeted commitments that the Company has are in respect of its current year exploration permit obligations. The Company is committed to its share of current year exploration permit obligations to other joint venture participants and has a contractual obligation to various joint venture participants for these current year exploration permit obligations.

(2)
The Other obligations that the Company has are in respect of its wholly owned permits. Although the company does not have a contractual obligation to the other joint venture parties, management has the intention to meet these obligations by way of suitable farm-in arrangement or permit extension. Where this is not possible, the Company will surrender the permit. The Other obligations are the Company’s present estimates of future expenditure required to maintain some of its current permits in good standing.

Subsequent to December 31, 2004, the Company has entered into a farm out agreement with Rift Oil PLC to contribute the first $6 million to the Company’s commitment to drill a well, and pro rata thereafter, in the PPL 235 licence in PNG (refer to note 15b), in return for a 65% interest in the permit. The Company’s interest in PPL 235 has therefore decreased from 100% to 35%. The Company has committed to continue its participation in three New Zealand exploration permits, and ceased participation in two other New Zealand exploration permits. This has committed the Company to further $2.2 million of commitments subsequent to December 31, 2004. The effect of the above transactions is a net decrease in the total commitments of $4.8 million (resulting in post balance date total commitments of $4.8 million).

This is the Company’s share of commitments as recorded on various licence documents, but the Company intends to farm out major expenditures and will either farm out interests in those licences, renegotiate terms of the licence or relinquish its interest, so that its share of expenditures required to be funded will not necessarily be the full amount of the commitment listed above. Alternatively, the Company may seek further investor funds to meet the commitments listed.

b)	Political Risks

Papua New Guinea is subject to political uncertainty and instability and the Company faces a number of risks and uncertainties, which may adversely impact on its ability to pursue its exploration and development activities in this area.

c)	Environmental Laws and Regulations

The Company is not aware of any events of noncompliance in its operations with any environmental laws or regulations or of any potentially material contingencies related to environmental issues. However, the Company cannot predict whether any new or amended environmental laws or regulations introduced in the future will have a material adverse effect on the future business of the Company.

AUSTRAL PACIFIC ENERGY LTD. (formerly Indo-Pacific Energy Ltd.)
Notes to the Consolidated Financial Statements (Expressed in United States Dollars)

December 31, 2004, 2003 and 2002

d)	Legal Settlement

On October 3, 2003 the Company paid Greymouth Petroleum Holdings Limited $2 million which released both parties from any claims and liabilities against each other. On September 26, 2003 the Company sold its interest and entitlement to petroleum in New Zealand PMP 38148 and recognized a gain on licence sales of $3,896,306. Effective date of this sale was July 1, 2003.

NOTE 9 - COMMON STOCK

a)	Authorized and Issued Share Capital

The authorized share capital of the Company is an unlimited number of shares of common stock without par value.

Issued and fully paid:	Number	Amount
	Of Shares	$
Balance at December 31 2002 and 2003	7,739,324	20,478,365
Issued during 2004	9,980,721	12,204,963
Balance at December 31 2004	17,720,045	32,683,328

On January 5, 2004, 4,000,000 units at NZ$2.00 were issued by the Company for total proceeds of US$5,217,992 under a public fund raising on the New Zealand Stock Exchange. Each unit entitles the holder to a common share and half share purchase warrant exercisable at NZ$2.10 on or before January 5, 2005. The New Zealand public fund raising had associated costs of US$408,083.

The special class shareholders in one of the Company’s New Zealand subsidiaries also converted their special class shares into 1,111,123 units in the Company during the year. Each unit was comprised of a common share and a one-year half share purchase warrant exercisable at NZ$1.85 on or before January 5, 2005.

Each warrant entitles the holder to purchase one common share of the Company.

During the year, two $250,000 convertible notes that the Company had issued on January 5, 2004 were converted into 227,273 units per Convertible Note. Each unit comprised one common share and one share purchase warrant permitting the holder to purchase an additional common share at a price of $1.15 per share, for a 12 month period from issuance date of the Note (expiry 5 January 2005).

As at December 31, 2004, the Company had received $5,719,941 from the conversion of 1,630,185 New Zealand public float warrants, 290,749 New Zealand special class warrants, 836,845 Series A warrants, 1,250,000 previously issued warrants and 227,273 warrants issued on conversion of the convertible notes being exercised.

The Company has also received $187,500 from the exercise of 180,000 share purchase options. An additional $44,088 was transferred from contributed surplus to common stock in relation to past compensation costs that related to the 180,000 options exercised.

b)	Incentive Stock Options

In the past, the Company had no defined plan for involving employees in the capital of the Company. The Company had, at the discretion of the board of directors, granted incentive stock options to its officers, directors, employees and consultants, for the purchase of shares in the Company.

In 2004, the Company established a share option plan for the granting of options to employees and service providers and this plan required shareholder approval. The board of directors adopted this plan and this was presented to and approved at the annual general meeting of the shareholders on 25 June 2004.

AUSTRAL PACIFIC ENERGY LTD. (formerly Indo-Pacific Energy Ltd.)
Notes to the Consolidated Financial Statements (Expressed in United States Dollars)

December 31, 2004, 2003 and 2002

The following stock options were outstanding at December 31, 2004:

Number	Type of Option	Date Fully	Number Vested	Exercise	Expiry
of Shares		Vested	December 31,	Price per	Date
			2004	Share

300,000	Performance shares	-	-	$1.00	October 15, 2007
200,000	Non Vesting [1]	-	200,000	$1.00	July 6, 2005
400,000	Vesting	April 15, 2004	400,000	$1.00	July 6, 2005
59,600	Vesting	April 15, 2004	59,600	$1.25	July 6, 2005
40,400	Vesting	October 15, 2003	40,400	$1.25	July 6, 2005
30,000	Vesting	April 15, 2004	30,000	$1.25	October 15, 2007
85,000	Vesting	April 15, 2004	85,000	$1.25	March 26, 2006
50,000	Vesting	April 15, 2004	37,500	$1.25	October 15, 2008
10,000	Vesting	June 25, 2007	-	$1.25	June 25, 2009

1,175,000			852,500

[1] The non vesting shares were issued as fully vested options on July 6, 2000.

The weighted average exercise price for options outstanding at December 31, 2004 is $1.06 (December 31, 2003: $1.05) . No options were exercised during 2003 and 2002.

The weighted average exercise price for options fully vested at December 31, 2004 is $1.07 (December 31, 2003: $1.06) .

A summary of stock option activities for the years presented is as follows:

Description	Number	Exercise Price
Of Activity	Of Options	per Option

Outstanding at December 31, 2001	1,168,000	$1.25
Granted in 2002: vesting	100,000	$0.90
Granted in 2002: vesting	526,000	$1.00
Granted in 2002: vesting	267,000	$1.25
Cancelled in 2002: non-vesting	(200,000)	$1.25
Cancelled in 2002: vesting (forfeited)	(56,000)	$1.25
Outstanding at December 31, 2002	1,805,000	$0.90 - 1.25
Cancelled in 2003: vesting (forfeited)	(410,000)	$1.25
Cancelled in 2003: vesting (forfeited)	(100,000)	$0.90
Granted in 2003: vesting	50,000	$1.25
Outstanding at December 31, 2003	1,345,000	$1.00 – 1.25
Granted in 2004: vesting	10,000	$1.25
Exercised in 2004: vesting (converted)	(150,000)	$1.00
Exercised in 2004: vesting (converted)	(30,000)	$1.25
Outstanding at December 31, 2004	1,175,000	$1.00 – 1.25

AUSTRAL PACIFIC ENERGY LTD. (formerly Indo-Pacific Energy Ltd.)
Notes to the Consolidated Financial Statements (Expressed in United States Dollars)

December 31, 2004, 2003 and 2002

c)	Stock Based Compensation

The stock option compensation cost recognized as a recovery for 2004 of $11,450 (2003: $143,312 expense and 2002: $274,080 expense). The fair value of each stock option grant on the date of grant was estimated using the Black-Scholes option-pricing model, amortized over the vesting period using the following weighted-average assumptions:

	2004	2003
Expected dividend yield	0.00%	0.00%
Expected price volatility	35.27%	55.76%
Risk-free interest rate	3.23%	3.20%
Expected life of option	3 Years	2 Years

The weighted average fair value of the options granted in 2004 and 2003 are $1.09 and $0.29.

d)	Share Purchase Warrants

The following share purchase warrants to purchase shares of the Company are outstanding at December 31, 2004:

Number Of Warrants	Exercise Price	Expiry Date

227,273	$1.15	January 5, 2005
264,820	NZ$1.85	January 5, 2005
369,815	NZ$2.10	January 5, 2005
861,908

A summary of share purchase warrant activities for the years presented is as follows:

Description	Number	Exercise Price
Of Activity	of Warrants	per Warrant
Outstanding at December 31, 2000 and 2001	1,226,845	$2.00 – 3.75
Granted in 2002	1,250,000	$0.90(1)
Cancelled in 2002	(190,000)	$2.00
Outstanding at December 31, 2002	2,286,845	$0.90 - 2.00
Cancelled in 2003	(200,000)	$2.00
Outstanding at December 31, 2003	2,086,845	$1.15(1) – 1.50(2)
Granted in 2004	454,546	$1.15
Granted in 2004	2,000,000	NZ$2.10(4)
Granted in 2004	555,569	NZ$1.85(4)
Exercised in 2004	(836,845)	$1.50
Exercised in 2004	(1,477,273)	$1.15
Exercised in 2004	(290,749)	NZ$1.85(4)
Exercised in 2004	(1,630,185)	NZ$2.10(4)
Outstanding at December 31, 2004(3)	861,908	$1.15, NZ$1.85-2.10

(1)
In accordance with the original terms, the exercise price per share of the Warrants issued on September 12, 2002 increased from $0.90 to $1.15 for the year from September 13, 2003 to September 12, 2004.

(2)
In January 2002 and then in December 2003, the terms of the series “A” warrants were amended to extend the expiry date to January 5, 2005 and to increase the exercise price per warrant to $1.50. Also, the Series “A” warrant holder’s right to receive one Series “B” warrants for each Series A warrant exercised in the event of a commercial discovery was cancelled in December 2003.

AUSTRAL PACIFIC ENERGY LTD. (formerly Indo-Pacific Energy Ltd.)
Notes to the Consolidated Financial Statements (Expressed in United States Dollars)

December 31, 2004, 2003 and 2002

(3)	Subsequent to December 31, 2004, 846,408 outstanding warrants were exercised and 15,500 expired without exercise (refer to note 15).

(4)	Based on the foreign exchange rate at balance date warrants granted at NZ$2.10 equate to US$1.50 and warrants granted for NZ$1.85 equate to US$1.32.

NOTE 10 – EARNINGS/(LOSS) PER SHARE

The following is a reconciliation of the numerators and denominators of the basic and diluted earnings (loss) per share calculations for the period ending:

	For the years ended December 31
	2004	2003	2002

Numerator, net income/(loss) for the year	(5,718,533)	$47,616	($2,826,770)

Denominator:
Weighted-average number of shares – basic	13,627,617	7,739,324	6,869,461

Basic earnings/(loss) per share	(0.42)	$0.01	($0.41)

Denominator:
Weighted-average number of shares – diluted	13,627,617	7,739,324	6,869,461

Diluted earnings/(loss) per share	(0.42)	$0.01	($0.41)

Due to net losses incurred during 2004 and 2002 and the average stock price for 2003 being below the strike price, stock options and share purchase warrants outstanding were not included in the computation of diluted loss per share as the inclusion of such securities would be antidilutive in those years.

There were a total of 1,714,408 unexercised warrants and vested options outstanding at December 31, 2004. If exercised, these have the potential to dilute earnings of future periods.

NOTE 11 – ISSUE OF SPECIAL CLASS SHARES OF SUBSIDIARY

On June 18, 2003, a private placement in one of the Company’s New Zealand subsidiaries, Austral Pacific Energy (NZ) Limited (“APENZ”), was made to certain private investors for the issue of 1,500,000 Special Class shares in that company, for a total of NZ$1,500,000 (approx. $943,525). Such shares conferred no voting rights, but did confer the right to convert such shares to common shares units of APENZ in the event of a listing of and issue of other common shares in APENZ on the New Zealand Stock Exchange. Each unit consisted of one common share and one half warrant with the same terms as the warrants included in the public offering. Subsequently, the company decided not to proceed with the listing of APENZ. In the event that the listing did not proceed, the subscription agreement required the Company to offer to exchange such Special Class shares for common shares in the Company at the higher of 80% of prevailing market and $0.75 per common share of the Company. If the Special Class shareholders rejected the Company’s share exchange offer, they were entitled to receive redemption dividends calculated based on and paid out of 20% of APENZ’s production income.

On November 12, 2003, each Special Class shareholder signed a conditional share exchange agreement which agreed to transfer to the Company all of the Special Class shares in exchange for the issuance of common shares by the Company. These Special Class shares where exchanged for common shares on January 5, 2004, upon the listing of the Company on the TSX Venture Exchange and the New Zealand Stock Exchange (NZX), at one common share for every 1.35 Special Class share resulting in the issuing of 1,111,123 common shares. Also, 555,569 warrants were attached to these shares exercisable at a price of NZ$1.85 any time before January 5, 2005 (Note 15(a)).

AUSTRAL PACIFIC ENERGY LTD. (formerly Indo-Pacific Energy Ltd.)
Notes to the Consolidated Financial Statements (Expressed in United States Dollars)

December 31, 2004, 2003 and 2002

As at December 31, 2004, 290,749 such warrants had been exercised. After balance date, all remaining warrants issued under the Share Exchange Agreements (264,820) were exercised in accordance with their terms (Note 15(a)).

NOTE 12 - INCOME TAXES

No income taxes are currently payable by the Company in any of the jurisdictions in which it operates. A reconciliation between the tax cost, using the Canadian statutory income tax rate of 37.12% (37.12% for the fiscal 2003 year and 39.12% for the fiscal 2002 year), and the provision for income taxes is as follows:

For the years ended,	2004	2003	2002

Net income/(loss) for the year before tax	(5,718,533)	47,616	(2,826,770)

Provision (benefit of)/for tax at statutory rate	(2,122,719)	17,675	(1,105,832)
Foreign tax rate differential	198,325	(22,955)	118,638
Non-deductible stock based compensation	(4,176)	53,197	107,220
(recovery)/expenditure
Non-deductible equity raising costs	-	72,616	-
Non-deductible legal settlement payment	-	742,400	-
Other	5,194	427	45,720
Increase/(decrease) in valuation allowance	1,923,376	(863,360)	834,254

Income Tax Provision	-	-	-

In Canada the Company has net operating losses of approximately $2.57 million available for future reduction from taxable income derived in Canada, which expire as follows:

Net operating loss
2005	127,718
2006	109,324
2007	237,828
2008	317,242
2009	336,536
2010	588,643
2011	853,463

2,570,754

In addition, in Canada, at December 31, 2004, the Company has approximately $1.24 million of resource and other unused tax pools to offset future taxable income derived in Canada. The Company’s Canadian resource and other unused tax pools are available to the Company for an indefinite period. The Company also has losses and deductions of approximately $9.09 million available to offset future taxable income derived in New Zealand, Australia and Papua New Guinea. The Company’s losses and deductions that are available to offset future taxable income derived in New Zealand, Australia and Papua New Guinea are available to the Company for indefinite period, provided that the company maintains a 50% continuity of shareholding from the time that the losses and deductions are incurred until the point of offset against taxable income. Tax losses reported at December 31, 2002 of $13.64 million have been revised down to $9.18 million. The valuation allowance below has also been amended to reflect this revision.

AUSTRAL PACIFIC ENERGY LTD. (formerly Indo-Pacific Energy Ltd.)
Notes to the Consolidated Financial Statements (Expressed in United States Dollars)

December 31, 2004, 2003 and 2002

The components of the net future income tax asset at December 31 are summarized below:

	2004	2003
Future income tax assets:
Net operating loss carryforwards	3,955,879	3,788,124
Resource tax pool	459,431	459,431
Share issuance costs	121,184	-
Asset retirement obligation	58,121	57,880
Total gross future income tax asset	4,594,615	4,305,435

Less: Valuation allowance	(3,617,273)	(1,589,454)

Net future income tax asset	977,342	2,715,981

Future income tax liabilities:
Property and equipment	(918,227)	(2,465,825)
Foreign Exchange	(59,115)	(250,156)

Net future income tax liability	(977,342)	(2,715,981)

A valuation allowance has been established, and accordingly, no benefit has been recognized for the Company’s net operating losses and other deferred tax assets. The Company believes that, based on a number of factors, the available objective evidence creates sufficient uncertainty regarding the realizability of the future tax assets such that a full valuation allowance has been recorded. These factors include the Company’s recent history of net losses and the expected near-term future losses. The Company will continue to assess the ability to realize the future tax assets based on actual and forecasted operating results.

NOTE 13 – PREPAID GAS AGREEMENT

On April 2, 2003, the Company entered into a gas prepayment agreement with a New Zealand company, whereby the issuer provided NZ$2,000,000 (approximately $1,438,000) to fund the Company’s ongoing exploration programs. This money was advanced on April 3, 2003, with the Company to deliver NZ$2,000,000 (approximately $1,438,000) of gas to the issuer, under contracts to be negotiated at then prevailing market rates. For each gas producing discovery the Company will negotiate in the first instance with the issuer, and if no contract is entered into within a certain time period after notification, the Company is free to seek other markets for the gas. A waiver of this obligation was obtained for New Zealand permit PEP 38738 Deep. If the amount is not discharged through gas sales to the issuer over a ten year period, it must either be repaid by the Company or may be converted into share equity in one of the Company’s New Zealand subsidiaries, Austral Pacific Energy (NZ) Limited. The prepayment is secured under a registered charge over Millennium Oil and Gas Ltd’s (a wholly-owned subsidiary of the Company) 25% interest in the Kahili joint venture PEP 38736.

As at December 31, 2004, the Company had delivered gas worth $145,443. As at December 31, 2004, the amount has been reclassified as a long term liability due to there being no current gas being supplied to the issuer under the current agreement or a pending supply agreement.

NOTE 14 – CONVERTIBLE NOTES

On January 5, 2004, the Company issued two Convertible Notes for $250,000 each. On September 29, 2004 the two Convertible Notes were converted, at the option of the holder, into 227,273 Units per Convertible Note at the conversion rate of $1.10 per Unit. Each Unit comprised one common share and one share purchase warrant permitting the holder to purchase an additional common share at a price of $1.15 per share, for a 12 month period from issuance date of the Note (expiry 5 January 2005). As at December

AUSTRAL PACIFIC ENERGY LTD. (formerly Indo-Pacific Energy Ltd.)
Notes to the Consolidated Financial Statements (Expressed in United States Dollars)

December 31, 2004, 2003 and 2002

31, 2004, 227,273 warrants issued on conversion of the convertible notes had been exercised. On January 5, 2005, the remaining 227,273 warrants issued on conversion were exercised.

Interest of $26,833 was paid on conversion.

NOTE 15 - SUBSEQUENT EVENTS

a)	Completion of warrant conversion

In January 2005, 846,408 of the total warrants outstanding at balance date were exercised for a total proceeds of $1,129,134. 15,500 warrants expired without exercise.

b)	Farm out Agreement for PPL 235

On January 31, 2005, the Company received confirmation that Rift Oil PLC would participate in a US$6 million farm out arrangement to undertake drilling operations in PPL 235 in return for a 65% interest in the permit. The Company’s interest in PPL 235 has decreased from 100% to 35%.

NOTE 16 - SEGMENTED INFORMATION

The Company operates in one industry: petroleum exploration and production. It operates in several geographical regions, therefore information on country segments is provided as follows.

2004
	Canada	New Zealand	Australia	PNG	Total Company
Production Income:
Revenue	-	212,458	-	-	212,458
Production and royalty expenses	-	(82,583)	-	-	(82,583)
Net production income	-	129,875	-	-	129,875
Interest income	18,303	307,709	-	-	326,012
Joint venture recoveries	-	930,673	-	-	930,673
Foreign exchange gain	-	197,858	-	-	197,858
Administrative expenses	(542,372)	(1,296,014)	(14,885)	(15,419)	(1,868,690)
Interest expense	(28,698)	-	-	-	(28,698)
Amortization expense	-	(32,402)	-	-	(32,402)
Depletion	-	(85,550)	-	-	(85,550)
Write-off of oil and gas properties	-	(4,183,296)	(1,087,656)	(16,659)	(5,287,611)

Net income/(loss)	(552,767)	(4,031,147)	(1,102,541)	(32,078)	(5,718,553)

Plant and equipment	-	3,486,232	-	2,162,877	5,649,110
Current assets	315,923	11,837,162	1,984	78,969	12,234,038
Total assets	315,923	15,323,394	1,984	2,241,846	17,883,148,

Specific Items:
Purchase of property and equipment	-	162,894	-	-	162,894

AUSTRAL PACIFIC ENERGY LTD. (formerly Indo-Pacific Energy Ltd.)
Notes to the Consolidated Financial Statements (Expressed in United States Dollars)

December 31, 2004, 2003 and 2002

2003
	Canada	New Zealand	Australia	PNG	Total Company
Production Income:
Revenue	-	172,715	-	-	172,715
Production expenses	-	(94,675)	-	-	(94,675)
Net production income	-	78,040	-	-	78,040
Interest income	2,188	55,436	-	-	57,624
Joint venture recoveries	-	477,439	-	-	477,439
Gain on licence sale	-	3,896,306	-	-	3,896,306
Foreign exchange gain	-	673,909	-	-	673,909
Depletion	-	(25,930)	-	-	(25,930)
Administrative expenses	(308,983)	(1,598,359)	(3,716)	(21,658)	(1,932,716)
Litigation costs and settlement	-	(2,250,463)	-	-	(2,250,463)
Amortization expense	-	(18,160)	-	-	(18,160)
Write-off of oil and gas properties	-	(908,433)	-	-	(908,433)

Net income/(loss)	(306,795)	379,785	(3,716)	(21,658)	47,616

Plant and equipment	-	5,230,227	978,015	2,128,529	8,336,771
Non-current assets	408,083	-	-	-	408,083
Current assets	234,083	3,092,359	9,605	44,766	3,380,813
Total assets	642,166	8,322,586	987,620	2,173,295	12,125,667

Specific Items:
Purchase of property and equipment	-	20,028	-	-	20,028

2002
	Canada	New Zealand	Australia	PNG	Total
Production Income:
Revenue	-	1,845,925	-	-	1,845,925
Production expenses	-	(957,012)	-	-	(957,012)
Net production income	-	888,913	-	-	888,913
Interest income	8,301	21,217	-	-	29,518
Joint venture recoveries	-	403,454	-	-	403,454
Gain on licence sale	-	53,457	-	-	53,457
Administrative expenses	(574,162)	(805,662)	(11,973)	(18,132)	(1,409,929)
Foreign exchange gain	-	151,049	-	-	151,049
Depletion	-	(106,491)	-	-	(106,491)
Amortization expense	(25,974)	(27,033)	-	-	(53,007)
Write-off of oil and gas properties	-	(2,532,027)	(230,778)	(20,929)	(2,783,734)

Net income/(loss)	(591,835)	(1,953,123)	(242,751)	(39,061)	(2,826,770)

Plant and equipment	-	4,537,115	966,635	2,047,873	7,551,623
Due from related parties	-	55,410	24,474	(27,819)	52,065
Current assets	516,174	1,625,263	10,013	6,807	2,158,257
Total assets	516,174	6,217,788	1,001,122	2,026,861	9,761,945

Specific Items:
Purchase of property and equipment	-	(11,259)	-	-	(11,259)

AUSTRAL PACIFIC ENERGY LTD. (formerly Indo-Pacific Energy Ltd.)
Notes to the Consolidated Financial Statements (Expressed in United States Dollars)

December 31, 2004, 2003 and 2002

NOTE 17 – SALES TO SIGNIFICANT CUSTOMERS

The Company made oil sales of $67,015 (2003: $148,991; 2002: $1,817,257) to Shell (Petroleum Mining) Company Ltd and $154,906 (2003:nil and 2002:nil) to Swift Energy (NZ) Limited during the year.

The Company delivered gas worth $145,443 to NGC New Zealand Ltd under a prepaid gas agreement (refer to Note 13).

NOTE 18 - DIFFERENCES BETWEEN NEW ZEALAND AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP) which conform in all material respects with New Zealand generally accepted accounting principles (NZ GAAP) except for the following differences:

a) Stockholders’ Equity

A previous reconciling difference, as reported in 2003, existed between NZ and Canadian GAAP relating to the recognition of stock based compensation expenditure. Canadian GAAP requires all stock options to be recognized using a fair value based approach. For the purposes of NZ GAAP, there was no previous requirement to record the fair value of stock options granted.

For the year ended 31 December 2004, the company has elected to early adopt NZIFRS 2 Share Based Payments. NZIFRS 2 requires stock options issued to be measured and recognized in the financial statements using a fair value based approach. NZIFRS 1 First time adoption encourages, a first time adopter to apply NZIFRS 2 to equity instruments that were granted on or before 7 November 2002. As a result the company has retrospectively applied NZIFRS 2 from 1 January 2002, consistent with the adoption of the fair value method under Canadian GAAP.

CONSOLIDATED STATEMENT OF CASH FLOWS

b) Cash Flows from operating activities.

The Statement of Cash Flows is presented in Canadian GAAP using the indirect method. The Statement of Cash Flows under NZ GAAP requires the direct method to be used. Cash Flows for operating activities under the direct method are as follows:

For the years ended December 31	2004	2003	2002
Operating Activities

Cash inflows
Oil and gas proceeds	279,210	1,430,748	2,047,059
Interest received	326,012	57,624	29,518

Cash outflows
Payments to suppliers and employees	(695,757)	(4,060,841)	(2,798,337)
Net GST payments	25,470	(73,646)	(12,703)

Net cash inflows/(outflows) for operating activities	(65,065)	(2,646,115)	(734,463)

AUSTRAL PACIFIC ENERGY LTD. (formerly Indo-Pacific Energy Ltd.)
Notes to the Consolidated Financial Statements (Expressed in United States Dollars)

December 31, 2004, 2003 and 2002

c) Disclosure of Joint Venture Interests.

In accordance with SSAP 25 Accounting for Interests in Joint Ventures and Partnerships, which deals with the accounting and disclosure requirements of participants for interests in joint ventures, the company is required to disclose significant joint venture information for New Zealand reporting purposes.

The company held interests at December 31, in significant unincorporated joint ventures established to explore, develop and produce petroleum as follows:

New Zealand	2004	2003
	%	%
PMP 38153	45.00	45.00
PEP 38256 – Exploration[1]	46.16	30.00
PEP 38258 – Exploration	75.00	75.00
PEP 38330 – Exploration[2]	44.23	34.28
PEP 38716 – Exploration[3]	42.40	42.40
PEP 38718 – Exploration[4]	12.50	10.00
PEP 38736 – Exploration[5]	45.00	45.00
PEP 38738 – Exploration	36.50	33.50
PEP38738 Deep – Exploration[6]	25.10	-
PEP 38480 – Exploration	75.00	75.00
PEP 38741 – Exploration	30.00	30.00
PEP 38746 – Exploration[7]	50.00	25.00
PEP 38748 – Exploration	25.00	25.00
PEP 38753 – Exploration[8]	60.00	30.00
PEP 38765 – Exploration[9]	27.50	-
PEP 38766 – Exploration[9]	25.00	-
PEP 38768 – Exploration[9]	50.00	-
Australia
AC/P 19 [10]	100.00	100.00
AC/P 31 [10]	-	100.00
AC/P 26 [10]	-	50.00
Papua New Guinea
PPL 228 [11]	10.00	10.00
PPL 235 - Exploration	100.00	100.00
PRL 4 –Retention	7.50	7.50
PRL 5 –Retention	7.50	7.50

The financial statements of all joint ventures are unaudited.

1.
Orion Exploration Limited transferred 5.38% interest in PEP38256 to the company on August 18, 2004. Magellan Petroleum (NZ) Limited transferred 16.16% interest in PEP38256 to the company on November 9, 2004.

2.	On March 25, 2004 a further 9.95% interest was acquired in PEP38330 on withdrawal of other participants.
3.	Subsequent to December 31, 2004 the Company has increased its interest in PEP 38716 to 52.924% subject to finalization of agreements.
4.
Subsequent to balance date the Company has given notice to the other joint venture participants in PEP 38718 of its intention to withdraw from the permit, subject to finalization of the deed of assignment.

5.
A subsidiary of the company relinquished its rights to a royalty from Rata Energy Limited and Cheal Petroleum Limited and Cheal Petroleum Limited assigned a 3.0% interest to the company on June 15, 2004.

6.	On July 27, 2004 a consent was provided to a joint venture operating agreement in respect to PEP38738 Deep Petroleum.
7.	On April 6, 2004 a further 25.0% interest was transferred in PEP38746 on withdrawal of a previous participant.
8.	On August 25, 2004 a further 30.0% interest was transferred in PEP38753 on withdrawal of a other participants.
9.	Permits PEP 38765, PEP38766 and PEP 38768 were granted in February 2004. PEP 38765 replaces PPP38761. In February 2005, the PEP 38768 joint venture has applied to surrender the permit.
10.
The Company applied for extension on AC/P 19 and AC/P 31 work programmes that were due to be completed by December 29, 2003. An extension of the permit work obligation on AC/P 19 was granted but the AC/P 31 extension was declined by the authorities and an appeal was not pursued. At balance date the permit extension in respect of AC/P 19 was suspended and whilst the Company continues to pursue farm out arrangements for future work programme commitments it has written off all capitalized petroleum expenditures. At balance date the permit extension in respect of AC/P 19 was suspended; and whilst the Company continues to pursue farm-out arrangements for future work program commitments, it has written off all capitalized

AUSTRAL PACIFIC ENERGY LTD. (formerly Indo-Pacific Energy Ltd.)
Notes to the Consolidated Financial Statements (Expressed in United States Dollars)

December 31, 2004, 2003 and 2002

petroleum expenditure. The Company has transferred its 50% interest in AC/P26 to current participant Hardman Resources Ltd, in exchange for the grant of an option to participate up to a 20% level in the drilling of the Anson West Prospect, when and if drilled by Hardman.The Company has received no advice of any planned drilling in the Anson West prospect, and has adjusted the carrying value to reflect this.

11.	Subsequent to balance date the PPL 228 joint venture did not accept the top file permit offered over the similar area and the joint venture has relinquished its interest in this permit area.

The contribution made by joint ventures to the consolidated results was to increase revenues by $212,458 (2003: $172,715) and expenses by $168,133 (2003: $120,605). The consolidated proportion of joint venture assets and liabilities do not represent a material portion of the company’s asset and liabilities. The total value of consolidated joint venture assets is $444,602 and liabilities $67,966.

d) Disclosure of Parent Company Accounts.

On September 29, 2003, the Company became subject to section 15 of the New Zealand Financial Reporting Act when it registered on the NZX (New Zealand Stock Exchange). Under this requirement the Company is required to disclose the Company’s parent accounts separately. In 2003 the Company received an exemption from the NZX to disclose audited parent company accounts. As 2004 is the first year the company is subject to this requirement, the 2003 parent company accounts were not audited. Thus the comparative figures set out below are unaudited.

Parent Company Accounts - Statement of Financial Position (Expressed in United States Dollars)
For the years ended December 31	2004	2003 (Unaudited)
	$	$

Assets
Current
Cash and cash equivalents	308,664	125,296
Accounts receivable	705	4,847
Prepaid expenses and deposits	6,554	11,077
	315,923	141,220

Deferred offering costs	-	408,083
Investment in/Advance to subsidiaries	15,805,012	9,087,109
Total Assets	16,120,935	9,636,412

Liabilities
Accounts payable and accrued liabilities	120,747	67,116
Total Liabilities	120,747	67,116

Stockholders’ Equity
Common stock without par value (Note 9);
unlimited number of shares authorized;
Issued and outstanding 17,720,045 shares	32,683,328	20,478,365
Contributed surplus	361,854	417,392
Accumulated deficit	(17,044,994)	(11,326,461)
Total Stockholders’ Equity	16,000,188	9,569,296
Total Liabilities and Stockholders’ Equity	16,120,935	9,636,412

AUSTRAL PACIFIC ENERGY LTD. (formerly Indo-Pacific Energy Ltd.)
Notes to the Consolidated Financial Statements (Expressed in United States Dollars)

December 31, 2004, 2003 and 2002

Parent Company Accounts - Statement of Financial Performance (Expressed in United States Dollars)
For the years ended December 31	2004	2003 (Unaudited)
	$	$
Expenses
General and administrative	1,803,194	(140,754)
Adjustment to investment in subsidiaries	3,945,092	(47,354)
Stock option compensation	(11,450)	143,312
expense/(recovery)
Total Expenses	5,736,836	(44,796)
Other Income
Interest income	18,303	2,820
Net income/(loss) for the year	(5,718,533)	47,616
Deficit, beginning of year	(11,326,461)	(11,374,077)
Deficit, end of year	(17,044,994)	(11,326,461)
Basic earnings/(loss) per share	(0.42)	0.01
Diluted earnings/(loss) per share	(0.42)	0.01

Parent Company Accounts - Statement of Cash Flows (Expressed in United States Dollars)
For the years ended December 31	2004	2003 (Unaudited)
	$	$
Net Cash from/(used in) Operating Activities
Cash provided from/(used in):
Interest income received	18,303	2,819
Receipts from customers	8,665	(10,568)

Net Cash from/(used in) Investing Activities
Cash provided from/(used in):
Payment to suppliers	(1,749,563)	273,229
Advances to subsidiaries	(9,719,470)	(651,003)

Net Cash from/(used in) financing Activities
Proceeds from issue of shares	11,125,433	0
Proceeds from issue of convertible notes	500,000
Total movement in cash balances	183,368	(385,523)
Cash balances at beginning of year	125,296	510,819
Cash balances	308,664	125,296

Under the New Zealand Financial Reporting Standards, the Company is required to disclose the audit fee of $141,139 for 2004 (2003:$88,912).